FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Dated July 19, 2024

Commission File Number: 001-04546

UNILEVER PLC
(Translation of registrant's name into English)

UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Exhibit 99 attached hereto is incorporated herein by reference.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER PLC

/S/ M VARSELLONA
BY M VARSELLONA
CHIEF LEGAL OFFICER AND GROUP SECRETARY

Date: 19 July, 2024

                                         EXHIBIT INDEX
                                         ------------------------

EXHIBIT NUMBER	EXHIBIT DESCRIPTION
99	Notice to London Stock Exchange dated 19 July 2024
Appointment of NED

Exhibit 99

[19 July 2024] - Unilever PLC today announced that Benoît Potier has been appointed as a Non-Executive Director of the company, with effect from 1 January 2025. Benoît will join both the Audit Committee and the Corporate Responsibility Committee upon his appointment.

Benoît brings a wealth of experience across the industrials and consumer goods sectors, having held executive and non-executive positions at a number of major global businesses.

He served as Chief Executive Officer of Air Liquide, a multinational industrials company headquartered in Paris from 2001 to 2022, and he was appointed as Chairman of the Board in 2006, a position he continues to hold. He currently also serves as a Non-Executive Director on the Siemens AG Supervisory Board.

Previously he was a Non-Executive Director at Danone from 2003 to 2021, and a Non-Executive Director on the Supervisory Board of Michelin from 2003 to 2013.

Ian Meakins, Chair of Unilever, said: "I am delighted that Benoît has agreed to join the Board. He has a proven track record of success in global business, and we look forward to benefitting from his deep insight and extensive experience."

This announcement is made in accordance with Listing Rules 9.6.11R and 9.6.13R.